UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOLONEY SECURITIES CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13537 BARRETT PARKWAY DRIVE #300
(No. and Street)

MANCHESTER (City) MO (State) 63021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON HANCOCK (314) 909-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC
(Name – *If individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd. (Address) Chesterfield (City) MO (State) 63005 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __DON HANCOCK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MOLONEY SECURITIES CO., INC.__ , as of __DECEMBER 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

CEO
_____
Title



MARY L. CARTER
Notary Public - Notary Seal
Jefferson County - State of Missouri
Commission Number 15486645
My Commission Expires Oct 4, 2023

Mary L Carter
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOLONEY SECURITIES CO., INC.

Financial Statements
For the Year Ended December 31, 2019
With
Report of Independent Registered Public
Accounting Firm

Public Document

MOLONEY SECURITIES CO., INC.

TABLE OF CONTENTS



HOLT & PATTERSON, LLC

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Moloney Securities Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moloney Securities Co., Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Moloney Securities Co., Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Moloney Securities Co., Inc.'s management. Our responsibility is to express an opinion on Moloney Securities Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moloney Securities Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Moloney Securities Co., Inc.'s auditor since 2018.
Chesterfield, MO
February 28, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Moloney Securities Co., Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	1,442,562
Commissions receivable-broker		411,800
Clearing deposit-broker		76,242
Commissions receivable-other		284,840
Employee advances		73,607
Prepaid expenses		51,907
Deposits		11,736
Other receivables		67,711
Total Assets	$	2,420,405

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	19,980
Commissions payable		1,035,391
Accrued expenses		307,574
Due to affiliates		271,895
Total Liabilities	$	1,634,840
Stockholders' equity:		
Common stock with par value; authorized 900,000 shares; issued and outstanding 34,765.999 shares at stated value		273,440
Paid-in capital		793,335
Retained earnings		1,418,790
Distributions to stockholder		(1,700,000)
Total Stockholder's Equity		785,565
Total Liabilities and Stockholder's Equity	$	2,420,405

See accompanying notes and independent auditor's report

NOTE 1 - DESCRIPTION OF BUSINESS

Moloney Securities Co., Inc., a Missouri corporation, was organized in 1995 for the purpose of providing broker- dealer services to its customers. The Company services various regions of the United States and sells stocks and bonds, mutual funds, variable and fixed annuities, and insurance products. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and various states.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

The company is a wholly owned subsidiary of Briar Green Holdings, Inc. (the Parent).

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction, a commission is earned by the Company for its selling and administration efforts.

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of Financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

Moloney Securities Co., Inc.
Notes to Financial Statements
December 31, 2019

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's policy is to expense non-direct response advertising costs when incurred. The Company does not utilize direct- response advertising and, accordingly, no provision for capitalizing these costs has been made.

Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

*   Identification of the contract with the customer;
*   Identification of the performance obligation(s) under the contract;
*   Determination of transaction price;
*   Allocation of the transaction price to the identified performance obligation(s); and
*   Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenues upon completion of transactions as it satisfies the performance obligation identified in accordance with this standard.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Briar Green Holdings, Inc. (the "Parent") and it implemented an expense sharing agreement with the Parent as of January 1, 2016. The Parent shared certain operating and overhead costs such as administrative support, management, office space, office equipment and other services under this expense sharing agreement with the Company. The Parent also provides human resources services such as payroll and benefits processing under a human resources service agreement to the Company. The Company also conducts intercompany transactions with the Parent's other subsidiaries related to certain operating costs.

Shared expenses under the expense sharing agreement amounted to approximately $2,302,121 during the year ended December 31, 2019. The balance due to affiliates of $271,895 on the Statement of Financial Condition is composed of $228,942 owed to the Parent for the shared expenses, payroll, and benefits processing and $42,953 is a payable to another affiliate of the Company for operating costs.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($108,989 at December 31, 2019), or $50,000 whichever is greater. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital and net capital requirements of approximately $509,183 and $108,989 respectively. The Company's percentage of aggregate indebtedness to net capital is 321.07%.

NOTE 6 – RESERVE REQUIREMENTS

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. The activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 8 – INCOME TAXES

As of July 1, 1995, the Company, with the consent of its initial shareholder, elected under the Internal Revenue Code to become an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. The Company's policy for reporting penalties and interest related to income taxes is to expense as they are incurred.

The federal and state income tax returns for the Company for 2016, 2017, 2018 and 2019 are subject to examination by the respective taxing authorities generally for three years after they are filed.

NOTE 9 – EMPLOYEE BENEFIT PLANS

Allocation of this expense is assigned by the Parent to the Company per the expense sharing and human resources agreement.

NOTE 10 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

> Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or ·liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2019, the Company did not have any assets valued at fair value which required level inputs.

NOTE 11 – OTHER ITEMS

The firm reached a resolution in principle with FINRA concerning aging regulatory issues from 2014-2015 involving representatives terminated by the firm several years ago. The firm has accrued expenses of $120,000 and the resolution will be memorialized with a consent agreement subject to FINRA processes.

The firm has also been named in two arbitration matters currently scheduled for hearings later in 2020 and as one of almost one hundred parties to a class-action suit – the firm has accrued $100,000 for potential settlements, if any, and those matters are subject to pending motions to dismiss or other procedural activities.

The Management of the Company, after consultation with outside legal counsel believes that the resolution of these claims will not result in any material adverse effect on the Company's financial position.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events were evaluated through February 28, 2020 and concluded that no further activity has occurred that would require recognition or disclosure.



13537 Barrett Parkway Drive • Suite 300
Manchester, Missouri 63021
314.909.0600
314.909.0606 fax

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 18, 2020

Holt & Patterson, LLC
260 Chesterfield Industrial Blvd.
Chesterfield, MO 63005

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Moloney Securities Co., Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.



Signed: _____

Name: Donald Hancock

Title: Chairman & CEO



HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Moloney Securities Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Moloney Securities Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Moloney Securities Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Moloney Securities Co., Inc. stated that Moloney Securities Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Moloney Securities Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moloney Securities Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2020

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101